Exhibit 99.1

Kenon Announces Agreement with a New Investor for Investment in Qoros

Singapore, June 16, 2017. Qoros Automobile Co., Ltd. ("Qoros"), which is 50%-owned by Quantum (2007) LLC ("Quantum"), a wholly-owned subsidiary of Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) ("Kenon"), announces that Qoros, Quantum, Wuhu Chery Automobile Investment Company Limited (“Wuhu Chery”), which owns the other 50% of Qoros, and a new China-based investor, have entered into an investment agreement that provides for the new investor investing approximately RMB6.5 billion (approximately $942 million) in Qoros for a controlling interest in Qoros.

The new investor's investment is subject to a number of conditions which must be satisfied by a certain date, some of which are beyond the parties’ control and which the parties may be unable to satisfy. These conditions include regulatory approvals and completion of regulatory processes, consents from lenders and further documentation, including entry into additional agreements.

Kenon also announces that Qoros, Quantum and Wuhu Chery’s investment agreement with Yibin Municipal Government, through its investment platform company (“Yibin”), which was announced on April 6, 2017, will not take effect, and that Yibin will not make an equity investment in Qoros.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the investment agreement entered into with the new investor, including the amount to be invested by the new investor, and the arrangement with Yibin. These forward-looking statements are based on Kenon's management's current expectations or beliefs, and are subject to uncertainty, risks and changes in circumstances, many of which are beyond Kenon's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the parties are unable to satisfy the conditions to the investment, that further agreements are not executed in furtherance of this investment agreement on the contemplated terms, or at all, and risks with respect to the arrangement with Yibin and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.